ATS to Participate in the 2024 RBC Capital Markets Global Industrials Conference

08/19/2024

CAMBRIDGE, ON / BUSINESS WIRE / - ATS Corporation (TSX: ATS) (NYSE: ATS) (“ATS” or the “Company”) today announced that Andrew Hider, Chief Executive Officer and Ryan McLeod, Chief Financial Officer will participate in the 2024 RBC Capital Markets Global Industrials Conference in Las Vegas, NV on September 24, 2024.
ATS is scheduled to host a break-out session at the event on Tuesday, September 24, 2024, at 10:00 a.m. PT.
Management will also host institutional investor meetings at the Conference, which can be arranged by contacting your RBC Capital Markets representative or dgalison@atsautomation.com.

About ATS Corporation
ATS Corporation is an industry-leading automation solutions provider to many of the world's most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, transportation, food & beverage, consumer products, and energy. Founded in 1978, ATS employs over 7,000 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Southeast Asia and Oceania. The Company's common shares are traded on the Toronto Stock Exchange and the NYSE under the symbol ATS. Visit the Company's website at www.atsautomation.com.

For more information, contact: David Galison Head of Investor Relations ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 dgalison@atsautomation.com	For general media inquiries, contact: Matthew Robinson Director, Corporate Communications ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 mrobinson@atsautomation.com

SOURCE: ATS Corporation